Exhibit (b)(12)

Execution Version

CONFIDENTIAL

PEV Onshore Holdings 2036 LLC

PEV Offshore Holdings 2014 LP

PEV SB Employee Onshore Aggregator II LLC

PEV SB Employee Offshore Aggregator II LP

c/o Goldman Sachs Asset Management, L.P.

200 West Street

New York, NY 10282

November 12, 2024

WILDCAT EGH HOLDCO, L.P.

c/o Silver Lake Partners

55 Hudson Yards

550 West 34th Street, 40th Floor

New York, NY 10001

Attention: Egon Durban

Project Wildcat

Preferred Equity Commitment Letter

Ladies and Gentlemen:

This letter (together with the exhibits hereto, this “Commitment Letter”) sets forth the commitment of PEV Onshore Holdings 2036 LLC, a Delaware limited liability company, PEV Offshore Holdings 2014 LP, a Cayman Islands exempted limited partnership, PEV SB Employee Onshore Aggregator II LLC, a Delaware limited liability company, and PEV SB Employee Offshore Aggregator II LP, a Cayman Islands exempted limited partnership (each a “Purchaser” and collectively, “we”, “us” or the “Purchasers”), subject to the terms and conditions contained herein, to provide or cause to be provided to Wildcat EGH Holdco, L.P., a limited partnership organized under the laws of the State of Delaware (“Buyer” or “you”), a portion of the Preferred Financing to consummate the Transactions described in the Transaction Description attached hereto as Exhibit A (the “Transaction Description”). As used herein, the “Preferred Financing” shall mean $50,000,000 of aggregate preferred equity financing that will be used to consummate such Transactions. Capitalized terms used but not defined in this Commitment Letter shall have the meanings set forth in the Exhibits to this Commitment Letter.

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Commitment. Each Purchaser hereby commits, severally and not jointly (and for the avoidance of doubt, each and every liability, obligation or other covenant of the Purchasers under this Commitment Letter shall be solely on a several and not joint basis among the Purchasers), subject to the terms and conditions set forth herein, that, at (and subject to) the closing of the Acquisition (“Closing”), it shall provide or shall cause to be provided to Buyer, in exchange for a preferred equity interest in Endeavor Group Holdings, Inc. (“Issuer”), to be issued on the terms set forth on Exhibit B, for its respective amount of the Preferred Financing as set forth opposite the Purchaser’s name in Schedule A hereto, for an aggregate amount equal to $50,000,000 (the “Commitment”).

“Ratings Event” means the receipt by the Issuer of a credit rating or an advisory or prospective credit rating from Moody’s Investor Service, Inc. and S&P Global Ratings Inc. of B1 (or better) or B+ (or better), respectively, which ratings give effect to all indebtedness and preferred equity interests expected to be incurred or be outstanding at Closing (including the Commitment).

2.

Information. You hereby represent and warrant that (a) all written information and written data (such information and data, other than (i) estimates, forecasts and other projections (the “Projections”) and (ii) information of a general economic or industry specific nature, the “Information”) (in the case of Information regarding the Target and its subsidiaries and its and their respective businesses, to the best of your knowledge), that has been or will be made available to the Purchasers directly or indirectly by you, the Target or by any of your or its subsidiaries or representatives, in each case, on your behalf in connection with the transactions contemplated hereby, when taken as a whole and together with the reports and other information filed by the Target or any of its subsidiaries with the Securities and Exchange Commission (including the risk factors therein), is or will be, when furnished, correct in all material respects and does not or will not, when furnished and when taken as a whole, contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements contained therein not materially misleading in light of the circumstances under which such statements are made (after giving effect to all supplements and updates thereto from time to time) and (b) the Projections that have been or will be made available to the Purchasers by you or by any of your subsidiaries or representatives, in each case, on your behalf in connection with the transactions contemplated hereby have been, or will be, prepared in good faith based upon assumptions that are believed by you to be reasonable at the time prepared and at the time the related Projections are so furnished to the Purchasers; it being understood that the Projections are as to future events and are not to be viewed as facts, the Projections are subject to significant uncertainties and contingencies, many of which are beyond your control, that no assurance can be given that any particular Projections will be realized and that actual results during the period or periods covered by any such Projections may differ significantly from the projected results and such differences may be material. You agree that, if at any time prior to the closing of the Acquisition and the funding of the Preferred Financing (the “Closing Date”), you become aware that any of the representations and warranties in the preceding sentence would be incorrect in any material respect if the Information and the Projections were being furnished, and such representations and warranties were being made, at such time, then you will (or, with respect to the Information and Projections relating to the Target and its subsidiaries, will use commercially reasonable efforts to) promptly supplement the Information and the Projections such that such representations and warranties are correct in all material respects under those circumstances (or, in the case of the Information relating to the Target and its subsidiaries and its and their respective businesses, to the best of your knowledge, such representations and warranties are correct in all material respects under those circumstances).

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3.

Closing Payments. As consideration for the Commitment hereunder, Issuer agrees, if and only if the Closing of the portion of the Preferred Financing for which the Purchasers have provided a Commitment and the Transactions occur, to pay, or cause to be paid, to the Purchasers a non-refundable closing payment as set forth on Annex I (the “Closing Payment”), which the Purchasers may elect to receive via net funding.

4.

Conditions. The Commitment of the Purchasers hereunder shall be subject solely to the occurrence of the Ratings Event and the conditions expressly set forth in Exhibit C to this Commitment Letter (the “Funding Conditions”), and upon satisfaction (or waiver by the Purchasers in accordance with this Commitment Letter) of such conditions, the initial funding of the Commitment of the Purchasers shall occur; it being understood that there are no conditions (implied or otherwise) to the commitment hereunder, including compliance with the terms of this Commitment Letter other than the Funding Conditions that are expressly stated to be conditions to the issuance and sale of the Preferred Equity on the Closing Date.

Notwithstanding anything to the contrary in this Commitment Letter (including each of the Exhibits attached hereto) or any other letter agreement or other undertaking concerning the financing of the Transactions to the contrary, (i) the only representations and warranties relating to you or the Target or your or their respective subsidiaries or businesses or otherwise, the accuracy of which shall be a condition to the funding of the Preferred Financing on the Closing Date shall be (a) such of the representations and warranties (if any) made by, or with respect to, the Target and its subsidiaries in the Acquisition Agreement as are material to the interests of the Purchasers in their capacity as such, but only to the extent that you (or your affiliate) have the right (taking into account any applicable notice and cure provisions) to terminate your (and/or their) obligations under the Acquisition Agreement or decline to consummate the Acquisition or otherwise results in a failure of a condition precedent in the Acquisition Agreement (in each case, in accordance with the terms thereof) as a result of a breach of such representations and warranties in the Acquisition Agreement (to such extent, the “Specified Acquisition Agreement Representations”) and (b) the Specified Representations (as defined below) made by the Issuer in the Preferred Equity Documentation, and (ii) the terms of the Preferred Equity Documentation and the Closing Deliverables (as defined in Exhibit C to this Commitment Letter) shall be in a form such that they do not impair the issuance of the Preferred Equity on the Closing Date assuming the Funding Conditions are satisfied (or waived in writing by the Purchasers in their sole discretion). For purposes hereof, “Specified Representations” means the applicable representations and warranties of Issuer to be set forth in the Preferred Equity Documentation relating to organizational corporate existence of Issuer as of the Closing Date; tax status of the Issuer as a corporation; power and authority, due authorization, execution, delivery and enforceability, in each case, related to, the issuance of the Preferred Financing and performance of the applicable definitive documentation related to the Preferred Financing; and the issuance of the Preferred Financing does not conflict with the organizational documents of Issuer, or any preemptive rights, rights of first refusal or rights of first offer (or similar rights) applicable to the Preferred Financing, in each case, after giving effect to any written waivers obtained from any persons having such rights; solvency as of the Closing Date (after giving effect to the Transactions) of the Issuer and its subsidiaries on a consolidated basis (solvency to be defined in a manner consistent with the manner in which solvency is determined in the solvency certificate to be delivered in the form set forth in Annex II); the Investment Company Act; the use of proceeds of the issuance and sale of the Preferred Financing not violating the PATRIOT Act (as defined below), OFAC or FCPA; valid issuance of the Preferred Equity and that the Preferred Equity is fully paid and

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non-assessable; and status of the Preferred Equity as senior in payment priority and liquidation preference to all equity of the Issuer. This paragraph, and the provisions herein, shall be referred to as the “Limited Conditionality Provisions”.

5.	Limitation on Liability; Indemnity; Settlement.

a.	Limitation on Liability.

Notwithstanding any other provision of this Commitment Letter, (i) no Indemnified Person or Related Indemnified Person shall be liable for any damages arising from the use by others of information or other materials obtained through internet, electronic, telecommunications or other information transmission systems, except to the extent that such damages have resulted from the willful misconduct, bad faith or gross negligence of such Indemnified Person or any Related Indemnified Person (as determined by a court of competent jurisdiction in a final and non-appealable decision) and (ii) none of you (or any of your subsidiaries), the Investors (or any of their respective affiliates), the Target (or any of its subsidiaries or affiliates), any Indemnified Person or any Related Indemnified Person shall be liable for any indirect, special, punitive or consequential damages (including, without limitation, any loss of profits, business or anticipated savings) in connection with this Commitment Letter, the Transactions (including the Preferred Financing and the use of proceeds thereunder), or with respect to any activities related to the Preferred Financing, including the preparation of this Commitment Letter and the definitive documentation of the Preferred Financing; provided that nothing in this paragraph shall limit your indemnity and reimbursement obligations to the extent that such indirect, special, punitive or consequential damages are included in any claim by a third party with respect to which the applicable Indemnified Person is entitled to indemnification under subsection (b) of this Section 5.

b.	Indemnity.

To induce the Purchasers to enter into this Commitment Letter and to proceed with the definitive documentation of the Preferred Financing, you agree to indemnify and hold harmless the Purchasers, each of their respective affiliates and the Purchasers’ and each of their respective affiliates’ officers, directors, employees, agents, partners, owners, controlling persons, advisors, attorneys and other representatives of each of the foregoing and their successors and permitted assigns under this Commitment Letter (each, an “Indemnified Person”), from and against any and all losses, claims, damages and liabilities of any kind or nature and reasonable and documented or invoiced out-of-pocket fees and expenses, joint or several, to which any such Indemnified Person may become subject to the extent arising out of, resulting from, or in connection with any actual or threatened claim, litigation, investigation or proceeding (including any inquiry or investigation) in connection with this Commitment Letter (including Exhibit B hereto (the “Term Sheet”)), the Transactions or any related transaction contemplated hereby or thereby, the Preferred Financing or any use of the proceeds thereof (any of the foregoing, a “Proceeding”), regardless of whether any such Indemnified Person is a party thereto, whether or not such Proceedings are brought by you, your equity holders, affiliates or creditors or any other third person, and to promptly reimburse after receipt of a written request, each such

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Indemnified Person for any reasonable and documented or invoiced out-of-pocket legal fees and expenses incurred in connection with investigating or defending any of the foregoing by one firm of counsel for all such Indemnified Persons, taken as a whole and, if necessary, by a single firm of local counsel in each appropriate jurisdiction (which may include a single firm of special counsel acting in multiple jurisdictions) for all such Indemnified Persons, taken as a whole (and, in the case of an actual or perceived conflict of interest where the Indemnified Person affected by such conflict notifies you of the existence of such conflict and thereafter retains its own counsel, by another firm of counsel for such affected Indemnified Person) or other reasonable and documented or invoiced out-of-pocket fees and expenses incurred in connection with investigating, responding to, or defending any of the foregoing; provided that the foregoing indemnity will not, as to any Indemnified Person, apply to losses, claims, damages, liabilities or related expenses to the extent that they have resulted from (i) the willful misconduct, bad faith or gross negligence of such Indemnified Person or any Related Indemnified Person (as defined below) (as determined by a court of competent jurisdiction in a final and non-appealable decision), (ii) a material breach of the obligations of such Indemnified Person or any Related Indemnified Person under this Commitment Letter (as determined by a court of competent jurisdiction in a final and non-appealable decision) or (iii) any Proceeding solely between or among Indemnified Persons not arising from any act or omission by you or any of your affiliates. The foregoing provisions in this paragraph shall be superseded, in each case, to the extent covered thereby by the applicable provisions contained in the definitive documentation of the Preferred Financing upon execution and delivery thereof and thereafter shall have no further force and effect.

“Related Indemnified Person” of an Indemnified Person means (1) any controlling person or any affiliate of such Indemnified Person, (2) the respective directors, officers, or employees of such Indemnified Person or any of its controlling persons or any of its affiliates and (3) the respective agents, advisors, attorneys and representatives of such Indemnified Person or any of its controlling persons or any of its affiliates, in the case of this clause (3), acting at the instructions of such Indemnified Person, controlling person or such affiliate (it being understood and agreed that any agent, advisor or representative of such Indemnified Person or any of its controlling persons or any of its affiliates engaged to represent or otherwise advise such Indemnified Person, controlling person or affiliate in connection with the Transactions shall be deemed to be acting at the instruction of such person).

c.	Settlement.

You shall not be liable for any settlement of any Proceeding effected without your written consent (which consent shall not be unreasonably withheld, conditioned or delayed), but if settled with your written consent or if there is a final and non-appealable judgment by a court of competent jurisdiction in any such Proceeding, you agree to indemnify and hold harmless each Indemnified Person from and against any and all losses, claims, damages, liabilities and reasonable and documented legal or other out-of-pocket expenses by reason of such settlement or judgment in accordance with and to the extent provided in the other provisions of this Section 5.

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You shall not, without the prior written consent of any Indemnified Person (which consent shall not be unreasonably withheld, conditioned or delayed) (it being understood that the withholding of consent due to non-satisfaction of any of the conditions described in clauses (i), (ii) and (iii) of this sentence shall be deemed reasonable), effect any settlement of any pending or threatened Proceedings in respect of which indemnity could have been sought hereunder by such Indemnified Person unless such settlement (i) includes an unconditional release of such Indemnified Person in form and substance reasonably satisfactory to such Indemnified Person from all liability or claims that are the subject matter of such proceedings, (ii) does not include any statement as to or any admission of fault, culpability, wrong doing or a failure to act by or on behalf of any Indemnified Person and (iii) contains customary confidentiality provisions with respect to the terms of such settlement. Each Indemnified Person shall be severally obligated to refund or return any and all amounts paid by you under this Section 5 to the extent such Indemnified Person is not entitled to payment of such amounts in accordance with the terms hereof (as determined by a court of competent jurisdiction in a final and non-appealable judgment).

6.

Confidentiality. You agree that you will not disclose, directly or indirectly, prior to your acceptance hereof, this Commitment Letter, the Term Sheet, the other exhibits and attachments hereto or the contents of each thereof, or the Purchasers’ activities pursuant hereto or thereto, to any person or entity without the prior written approval of the Purchasers (such approval not to be unreasonably withheld, delayed or conditioned), except (a) to the Investors (as defined in Exhibit A) and to any of your or the Investors’ affiliates and your and their respective officers, directors, employees, agents, attorneys, accountants, advisors, controlling persons and equity holders and to actual and potential co-investors who are informed of the confidential nature thereof, on a confidential and need-to-know basis, (b) if the Purchasers consent in writing to such proposed disclosure or (c) pursuant to an order of any court or administrative agency or in any pending legal, judicial or administrative proceeding, or otherwise as required by applicable law, rule or regulation or compulsory legal process or to the extent requested or required by governmental and/or regulatory authorities, in each case based on the reasonable advice of your legal counsel (in which case you agree, to the extent practicable and not prohibited by applicable law, rule or regulation, to inform us promptly thereof prior to disclosure); provided that (i) you may disclose this Commitment Letter and the contents hereof (other than with respect to Section 3 hereof and information with respect to fees, compensation or discounts within the Term Sheet) to the Target, its subsidiaries and affiliates and its and their respective officers, directors, employees, agents, attorneys, accountants, advisors and controlling persons, on a confidential and need-to-know basis, (ii) you may disclose the Commitment Letter and its contents (including the Term Sheet and other exhibits and attachments hereto) (but not the contents of Section 3 hereof or information with respect to fees, compensation or discounts within the Term Sheet) in any syndication or other marketing materials in connection with the Credit Facilities (as defined in Exhibit A) and Margin Bridge Facility (as defined in Exhibit A) (including any marketing materials and information memorandum used in connection therewith), (iii) you may disclose the aggregate fee amounts contained in this Commitment Letter as part of Projections, pro forma information or a generic disclosure of aggregate sources and uses related to fee amounts related to the Transactions to the extent customary or required in any marketing materials or in connection with the Credit Facilities or in connection with any public or regulatory filing requirement relating to the Transactions (and then only to the extent aggregate with all other fees and expenses of the

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Transactions and not presented as an individual line item unless required by applicable law, rule or regulation), (iii) you may disclose the Term Sheet and other exhibits and attachments to the Commitment Letter, and the contents thereof, to potential co-investors and to rating agencies in connection with obtaining public ratings for the Borrower (as defined in Exhibit A) and the Credit Facilities, (iv) you may disclose this Commitment Letter and the contents thereof (including the Term Sheet and other exhibits and attachments hereto) to the initial lenders and any prospective lenders under the Credit Facilities and Margin Bridge Facility, the custodian and the transfer agent in connection with the Margin Loan facility, any additional prospective investor in the Preferred Financing and to any such person’s affiliates and their respective officers, directors, employees, agents, attorneys, accountants and other advisors, on a confidential and need-to-know basis and (v) in connection with any remedy or enforcement of any right hereunder.

The Purchasers and each of their respective affiliates will use all non-public information provided to them or such affiliates by or on behalf of you hereunder or in connection with the Acquisition and the related Transactions solely for the purpose of negotiating, evaluating and consummating the transactions contemplated hereby and shall treat confidentially all such information and shall not publish, disclose or otherwise divulge, such information; provided that nothing herein shall prevent the Purchasers and each of their respective affiliates from disclosing any such information (a) pursuant to the order of any court or administrative agency or in any pending legal, judicial or administrative proceeding, or otherwise as required by applicable law, rule, regulation or compulsory legal process or as deemed necessary or advisable in light of ongoing review or oversight by a regulatory or governmental authority with jurisdiction over the Purchasers or GS Affiliate, in each case based on the reasonable advice of counsel, including in house counsel, (in which case the Purchasers agree (except with respect to any audit or examination conducted by bank accountants or any self-regulatory authority or governmental regulatory authority exercising examination or regulatory authority) to the extent practicable and not prohibited by applicable law, rule or regulation, to inform you promptly thereof prior to disclosure), (b) upon the request or demand of any regulatory authority having jurisdiction, or purporting to have jurisdiction, over the Purchasers or any of their respective affiliates (in which case the Purchasers agree (except with respect to any audit or examination conducted by bank accountants or any self-regulatory authority or governmental regulatory authority exercising examination or regulatory authority), to the extent practicable and not prohibited by applicable law, rule or regulation, to inform you promptly thereof prior to disclosure), (c) to the extent that such information becomes publicly available other than by reason of improper disclosure by the Purchasers or any of their respective Related Parties (as defined below) in violation of any confidentiality obligations owing to you, the Investors, Issuer, the Target or any of your or their respective subsidiaries and affiliates, (d) to the extent that such information is or was received by the Purchasers or any of their respective Related Parties from a third party that is not, to the Purchasers’ knowledge, subject to contractual or fiduciary confidentiality obligations owing to you, the Investors, Issuer, the Target or any of your or their respective subsidiaries and affiliates, (e) to the extent that such information is independently developed by the Purchasers or any of their respective Related Parties without the use of any confidential information, (f) to the Purchasers’ affiliates and to the Purchasers’ and each of their respective employees, officers, partners, directors, legal counsel, independent auditors, rating agencies, professionals and other experts or agents and existing and prospective limited partners and financing sources

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who need to know such information in connection with the Transactions and who are informed of the confidential nature of such information and who are subject to customary confidentiality obligations and who have been advised of their obligation to keep information of this type confidential (collectively, the “Related Parties”), with the Purchasers, to the extent within their control, responsible for such person’s compliance with this paragraph, (g) to the extent you consent in writing to any specific disclosure or (h) to the extent such information was already in the Purchasers’ (or a GS Affiliate’s (as defined below)) possession prior to any duty or other understanding of confidentiality entered into in connection with the Transactions. In the event that the Preferred Financing is funded, the Purchasers and each of their respective affiliates’, if any, obligations under this paragraph shall terminate automatically and be superseded by the confidentiality provisions in the definitive documentation of the Preferred Financing upon the initial funding thereunder to the extent that such provisions are binding on the Purchasers.

Subject to the immediately preceding sentence, the confidentiality provisions set forth in this Section 6 shall survive the termination of this Commitment Letter and expire and shall be of no further effect after the second anniversary of the date hereof.

7.

Absence of Fiduciary Relationship. The Purchasers, together with each of their respective affiliates (collectively, the “Sponsor Entities”), is a financial investment firm and as such from time to time may effect transactions for their own account, including financing, investment and acquisition transactions, and hold long or short positions in debt or equity securities or loans of companies that may be the subject of the transactions contemplated hereby. You also acknowledge that the Sponsor Entities have no obligation to use in connection with the transactions contemplated hereby, or to furnish to you, confidential information obtained from other companies or other persons. The Sponsor Entities may have economic interests that conflict with your economic interests and those of the Target. You acknowledge and agree that (a)(i) the agreements described herein regarding the Preferred Equity are arm’s-length commercial transactions between you and your affiliates, on the one hand, and the Purchasers, on the other hand, that do not directly or indirectly give rise to, nor do you rely on, any fiduciary duty on the part of the Sponsor Entities, and (ii) you will not assert, to the fullest extent permitted by law, any claims that you may have against the Purchasers or any of their respective affiliates for alleged breach of fiduciary duty arising by virtue of this Commitment Letter and (b) in connection with the transactions contemplated hereby, none of the Sponsor Entities have any obligation to you or your affiliates, except those obligations of the Purchasers expressly set forth in this Commitment Letter and in any other written and executed agreement with you or any of your affiliates.

8.

Miscellaneous. This Commitment Letter and the commitment hereunder shall not be assignable by any party hereto (other than, without the consent of any person or entity, (i) any assignment occurring as a matter of law pursuant to, or otherwise substantially simultaneously with, the Acquisition on the Closing Date, in each case to the Target, Merger Sub or the Issuer, (ii) by you to (a) Target, Merger Sub or the Issuer substantially simultaneously with the Acquisition on the Closing Date or (b) a U.S. domestically organized entity, in each case, so long as such entity is, or will be, controlled by you or the Investors after giving effect to the Transactions and shall (directly or indirectly through one or more wholly-owned subsidiaries) own the Target and the Issuer and agrees to be bound by the terms hereof or (iii) by the Purchasers to (x) The Goldman Sachs Group, Inc. or any subsidiary thereof, including

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Goldman Sachs Asset Management, L.P. or its affiliates, and/or (y) funds, investors, entities, accounts or vehicles that are managed, sponsored or advised by any Person described in clause (x) (in each case of clauses (x) and (y), excluding any portfolio company thereof) (collectively, “GS Affiliates”), in each case, who shall agree to be bound by the terms hereof) without the prior written consent of each other party hereto (such consent not to be unreasonably withheld, conditioned or delayed) (and any attempted assignment without such consent shall be null and void). For the avoidance of doubt, without the consent of any person or entity, each Purchaser shall be permitted to reallocate, sell, assign or otherwise transfer all or any portion of such Purchaser’s Commitment and its commitments hereunder to (I) any other Purchaser party hereto and/or (II) any GS Affiliate. This Commitment Letter and the commitment hereunder are intended to be solely for the benefit of the parties hereto (and Indemnified Persons) and do not and are not intended to confer any benefits upon, or create any rights in favor of, any person other than the parties hereto (and Indemnified Persons to the extent expressly set forth herein). The Purchasers reserve the right to employ the services of each of their respective affiliates or branches in providing services contemplated hereby and to allocate, in whole or in part, to each of their respective affiliates or branches certain fees payable to the Purchasers in such manner the Purchasers and each of their respective affiliates or branches may agree in their sole discretion, and, to the extent so employed, such affiliates and branches shall be entitled to the benefits and protections afforded to, and subject to the provisions governing the conduct of the Purchasers hereunder. This Commitment Letter may not be amended or any provision hereof waived or modified except by an instrument in writing signed by the Purchasers and you. This Commitment Letter may be executed in any number of counterparts, each of which shall be deemed an original and all of which when taken together, shall constitute one agreement. Delivery of an executed counterpart of a signature page of this Commitment Letter by facsimile transmission or other electronic transmission (i.e., a “pdf” or “tif”) shall be effective as delivery of a manually executed counterpart thereof. All Electronic Signatures (including, without limitation, facsimile or .pdf) on or associated with any communication shall be valid and binding on the applicable signatory to the same extent as a manual, original signature, and that any communication entered into by Electronic Signature, will constitute such signatory’s legal, valid and binding obligation enforceable against such signatory in accordance with the terms thereof to the same extent as if a manually executed original signature was delivered to the other signatories. This Commitment Letter (including the exhibits hereto), together with any other letter agreement entered into with the Purchasers on or prior to the date hereof, (i) are the only agreements that have been entered into among the parties hereto with respect to our commitment with respect to the Preferred Financing and (ii) supersede all prior understandings, whether written or oral, among us with respect to the Preferred Financing and sets forth the entire understanding of the parties hereto with respect thereto. For the avoidance of doubt, all issuances of Preferred Equity shall be of the same class of preferred equity and subject to the same Stated Value, Preferred Dividend Rate, timing of payment of dividends and definition of Redemption Price with respect to such share of Preferred Equity. THIS COMMITMENT LETTER, AND ANY CLAIM, CONTROVERSY OR DISPUTE ARISING UNDER, OR RELATED TO, THIS COMMITMENT LETTER (INCLUDING, WITHOUT LIMITATION, ANY CLAIMS SOUNDING IN CONTRACT LAW OR TORT LAW ARISING OUT OF THE SUBJECT MATTER HEREOF) SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK; provided that, notwithstanding the foregoing, it is understood and agreed that (a) the interpretation of the

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definition of “Material Adverse Effect” (as defined in the Acquisition Agreement) (and whether or not a Material Adverse Effect has occurred), (b) the determination of the accuracy of any Specified Acquisition Agreement Representation and whether as a result of any inaccuracy thereof you (or your affiliate) have the right (taking into account any applicable cure provisions) to terminate your obligations under the Acquisition Agreement or decline to consummate the Acquisition and (c) the determination of whether the Acquisition has been consummated in accordance with the terms of the Acquisition Agreement, in each case shall be governed by, and construed in accordance with, the laws of the State of Delaware as applied to the Acquisition Agreement, without regard to the principles of conflicts of law that would cause the application of law of any jurisdiction other than those of the State of Delaware.

The Purchasers or each of their respective affiliates may, in consultation with you, place customary advertisements in financial and other newspapers and periodicals or on a home page or similar place for dissemination of customary information on the Internet or worldwide web as it may choose, and circulate similar promotional materials, in each case, after the Closing Date, in the form of “tombstone” or otherwise describing the name of the Issuer and the amount, type and closing date of the Transactions, all at the expense of the Purchasers or affiliate.

Each of the parties hereto agrees that this Commitment Letter is a binding and enforceable agreement (except as may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance or transfer, moratorium or similar laws relating to or affecting the rights of creditors generally) with respect to the subject matter contained herein, including an agreement to negotiate in good faith the Preferred Equity Documentation by the parties hereto in a manner consistent with this Commitment Letter, it being acknowledged and agreed that the commitment provided hereunder is subject solely to conditions precedent as expressly provided herein.

EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES THE RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM BROUGHT BY OR ON BEHALF OF ANY PARTY RELATED TO OR ARISING OUT OF THIS COMMITMENT LETTER OR PROVIDING OF COMMITMENT, AS THE CASE MAY BE, HEREUNDER.

Each of the parties hereto hereby irrevocably and unconditionally (a) submits, for itself and its property, to the exclusive jurisdiction of any New York State court or Federal court of the United States of America sitting in New York County in the State of New York, and any appellate court from any thereof, in any action or proceeding arising out of or relating to this Commitment Letter or the transactions contemplated hereby or thereby, or for recognition or enforcement of any judgment, and agrees that all claims in respect of any such action or proceeding shall be heard and determined in such New York State court or, to the extent permitted by law, in such Federal court, (b) waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Commitment Letter or the transactions contemplated hereby or thereby in any New York State or in any such Federal court, (c) waives, to the fullest extent permitted by law, the defense of an inconvenient forum

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to the maintenance of such action or proceeding in any such court and (d) agrees that a final judgment in any such suit, action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to you or us at the addresses set forth above shall be effective service of process for any suit, action or proceeding brought in any such court.

We hereby notify you that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56) (signed into law October 26, 2001) (the “PATRIOT Act”) and the requirements of 31 C.F.R. § 1010.230 (the “Beneficial Ownership Regulation”), the Purchasers may be required to obtain, verify and record information that identifies the Issuer and its subsidiaries, which information may include their names, addresses, tax identification numbers and other information that will allow the Purchasers to identify the Issuer and its subsidiaries in accordance with the PATRIOT Act or the Beneficial Ownership Regulation, as applicable. This notice is given in accordance with the requirements of the PATRIOT Act or the Beneficial Ownership Regulation, as applicable, and is effective for the Purchasers.

The survival, indemnification, compensation (if applicable), reimbursement (if applicable), jurisdiction, governing law, venue, waiver of jury trial and confidentiality provisions contained herein shall remain in full force and effect regardless of whether the Preferred Financing shall have been issued and notwithstanding the termination or expiration of this Commitment Letter or the Purchasers’ Commitment hereunder; provided that your obligations under this Commitment Letter shall automatically terminate and be superseded by the provisions of the definitive documentation relating to the Preferred Equity (to the extent covered therein) upon the initial funding thereunder, and you shall automatically be released from all liability in connection therewith at such time. You may terminate this Commitment Letter and/or the Purchasers’ Commitment with respect to the Preferred Financing (or any portion thereof) hereunder at any time subject to the provisions of the preceding sentence; provided, that in exercising any such election to terminate the commitment (in whole or in part, as applicable) you concurrently exercise a termination of an equal amount of the commitment under that other certain preferred equity commitment letter, dated on or about the date hereof, entered into by one or more GS Affiliates for an aggregate amount of $50 million.

Section headings used herein are for convenience of reference only and are not to affect the construction of, or to be taken into consideration in interpreting, this Commitment Letter.

9.

Each Purchaser represents that (i) it is an “accredited investor” within the meaning of Regulation D, Rule 501(a), promulgated by the SEC under the Securities Act, as presently in effect and (ii) it is able to fend for itself, can bear the economic risk of its investment in the Preferred Financing, and has such knowledge and experience in financial or business matters that it is capable of evaluating the merits and risks of the investment in the Preferred Financing.

10.

Effectiveness; Expiration. If the foregoing correctly sets forth our agreement, please indicate your acceptance of the terms of this Commitment Letter by returning to the Purchasers (or their legal counsel on behalf of the Purchasers), executed counterparts hereof not later than 11:59 p.m., New York City time, on November 12, 2024. The Purchasers’ Commitment and obligations hereunder will expire at such time in the event that the Purchasers (or their legal

11

counsel) have not received such executed counterparts in accordance with the immediately preceding sentence. If you do so execute and deliver to us this Commitment Letter at or prior to such time, we agree to hold our commitment to provide the Preferred Financing and our other undertakings in connection therewith available for you until the earliest of (i) after execution and delivery of the Acquisition Agreement and prior to the consummation of the Transactions, the termination of the Acquisition Agreement by you (or your affiliate) or with your (or your affiliate’s) written consent in accordance with its terms (other than with respect to provisions therein that expressly survive termination), (ii) the consummation of the Acquisition without the issuance by the Issuer of the Preferred Financing and (iii) 11:59 p.m., New York City time on the date that is five business days after the Outside Date (as defined in and as may be extended pursuant to the Acquisition Agreement as in effect as of the date hereof (such earliest time, the “Expiration Date”). Upon the occurrence of any of the events referred to in the preceding sentence, this Commitment Letter and the commitment of the Purchasers hereunder shall automatically terminate unless the Purchasers shall, in their sole discretion, agree to an extension in writing. The termination of any Commitment pursuant to this paragraph will not prejudice your rights and remedies in respect of any breach or repudiation of this Commitment Letter.

12

Sincerely,

PEV ONSHORE HOLDINGS 2036 LLC

By: Goldman Sachs Asset Management, L.P., its investment manager

By:	/s/ Anthony Mirabile
Name:	Anthony Mirabile
Title:	Authorized Signatory

PEV OFFSHORE HOLDINGS 2014 LP

By: Goldman Sachs Asset Management, L.P., its investment manager

By:	/s/ Anthony Mirabile
Name:	Anthony Mirabile
Title:	Authorized Signatory

PEV SB EMPLOYEE OFFSHORE AGGREGATOR II LP

By: Goldman Sachs Asset Management, L.P., its investment manager

By:	/s/ Anthony Mirabile
Name:	Anthony Mirabile
Title:	Authorized Signatory

PEV SB EMPLOYEE ONSHORE AGGREGATOR II LLC

By: Goldman Sachs Asset Management, L.P., its investment manager

By:	/s/ Anthony Mirabile
Name:	Anthony Mirabile
Title:	Authorized Signatory

Agreed and accepted as of the date first written above:

WILDCAT EGH HOLDCO, L.P.

By:	SLP WILDCAT AGGREGATOR GP, L.L.C., its general partner

By:	Silver Lake Technology Associates VII, L.P., its managing member
By:	SLTA VII (GP), L.L.C., its general partner
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Chip Schroeder
Name:	Chip Schroeder
Title:	Managing Director

Schedule A

Project Wildcat

Commitments

Purchaser	Commitment	Commitment Share
PEV Onshore Holdings 2036 LLC	$22,618,750.00	45.2375%
PEV Offshore Holdings 2014 LP	$24,860,000.00	49.7200%
PEV SB Employee Onshore Aggregator II LLC	$1,813,850.00	3.6277%
PEV SB Employee Offshore Aggregator II LP	$707,400.00	1.4148%

Total	$50,000,000.00	100%

A-1

Exhibit A

Project Wildcat

Transaction Description

Capitalized terms used but not defined in this Exhibit A shall have the meanings set forth in the other Exhibits to the Commitment Letter to which this Exhibit A is attached (the “Commitment Letter”) or in the debt commitment letter dated as of the date hereof (the “Debt Commitment Letter”). In the case of any such capitalized term that is subject to multiple and differing definitions, the appropriate meaning thereof in this Exhibit A shall be determined by reference to the context in which it is used.

Wildcat EGH Holdco, L.P., a limited partnership organized under the laws of the State of Delaware (“Buyer” or “Holdco Parent”) and Wildcat OpCo Holdco, L.P., a limited partnership organized under the laws of the State of Delaware (“OpCo Parent”), were formed at the direction of Silver Lake Partners and its affiliates (collectively, with the funds partnerships, co-investment entities and other investment vehicles managed, advised or controlled thereby or by one or more directors thereof or under common control therewith, “Silver Lake” or “Sponsor”). Pursuant to an Agreement and Plan of Merger, dated as of the date hereof (together with all exhibits, schedules and other disclosure letters thereto, collectively, as amended, the “Acquisition Agreement”), by and among Holdco Parent, OpCo Parent, Wildcat PubCo Merger Sub, Inc., a corporation organized under the laws of the State of Delaware and wholly-owned subsidiary of Holdco Parent (“Company Merger Sub”), Wildcat OpCo Merger Sub, L.L.C., a limited liability company organized under the laws of the State of Delaware and wholly-owned subsidiary of OpCo Parent (“OpCo Merger Sub” and, together with Company Merger Sub, the “Merger Subs” and each, a “Merger Sub” and the Merger Subs, together with Holdco Parent and OpCo Parent, the “Buyer Entities”), a company previously identified to us and code-named “Wildcat” (the “Company” or the “Target”), and a subsidiary of the Company (the “OpCo” and, together with the Company, the “Company Entities” and each, a “Company Entity”), (i) Company Merger Sub will merge with and into the Target (the “Company Merger”), with the Target being the surviving entity of the Company Merger and (ii) OpCo Merger Sub will merge with and into the OpCo (the “OpCo Merger” and, together with the Company Merger, the “Mergers”), with the OpCo being the surviving entity of the OpCo Merger, whereby (A) Holdco Parent will acquire, directly or indirectly, the equity interests of the Company from the equity holders thereof (collectively, the “Company Sellers”) and, indirectly, the equity interests of OpCo owned by the Company and (B) OpCo Parent will acquire certain equity interests of the OpCo from the equity holders thereof (collectively, the “OpCo Sellers” and, together with the Company Sellers, the “Sellers”). Other than certain Sellers who may be given the opportunity to retain, rollover or reinvest capital stock, restricted stock units, profits interests and/or options into OpCo and/or the Company (including certain members of the management of the Company and its subsidiaries) (the “Rollover Investors”), the Sellers will receive cash (the “Acquisition Consideration”) in exchange for their capital stock, restricted stock units, profits interests and/or options in the Company Entities. Immediately after giving effect to the Mergers and the other Transactions, the Company will be a wholly-owned direct subsidiary of Holdco Parent and OpCo will be owned, collectively, directly or indirectly, by the Rollover Investors, Holdco Parent and OpCo Parent.

In connection with the foregoing, it is intended that:

a)

The Issuer will issue newly issued shares of a class of preferred equity with an initial stated value of $1,000 per share (such shares the “Preferred Equity”) and in an aggregate initial stated value of up to $750 million (the “Preferred Equity Issuance”).

b)

The Sponsor and certain other investors (including certain Rollover Investors) arranged by and/or designated by the Sponsor (collectively with the Sponsor, the “Investors”) will directly or indirectly make (X) cash equity contributions to the Buyer Entities (the foregoing cash equity contributions to the Buyer Entities, the “Common Equity Contribution” and, together with the Preferred Equity Issuance, collectively the “Equity Contribution”), in an aggregate amount equal to, when combined with the fair market value of any capital stock or other equity interests of any of the Rollover Investors rolled over or invested in connection with the Transactions (as defined below) and the proceeds of the Preferred Equity Issuance, at least 35.0% of the sum of (1) the aggregate gross proceeds of the Facilities borrowed on the Closing Date, excluding the aggregate gross proceeds of (A) any Loans (as defined in the Debt Commitment Letter) to fund original issue discount and/or upfront fees in connection with the exercise of the “Market Flex Provisions” under the Fee Letter (as defined in the Debt Commitment Letter) and (B) any Revolving Loans (as defined in the Debt Commitment Letter) to fund any working capital needs on the Closing Date and (2) the equity capitalization of the Borrower and its subsidiaries on the Closing Date after giving effect to all of the Transactions (such sum of clauses (1) and (2), the “Total Capitalization”) and (Y) the Common Equity Contribution, in an aggregate amount equal to, when combined with the fair market value of any capital stock or other equity interests of any of the Rollover Investors rolled over or invested in connection with the Transactions, at least 30.0% of the Total Capitalization (the “Minimum Common Equity Contribution”); provided that, if applicable, to the extent any stockholder or other equity holder of the Target has exercised appraisal rights in connection with the Transactions, then on the Closing Date the Investors may elect to issue one or more equity commitment letters and/or arrange for one or more letters of credit to be issued on their behalf in an aggregate amount not less than the amount of consideration that would otherwise be paid under the Acquisition Agreement in respect of the shares or other equity interests subject to such appraisal rights (the “Appraisal Shares”) and, for purposes of this Commitment Letter, an aggregate amount of such equity commitment letters and/or letters of credit up to, but not in excess of, the amount of consideration that would otherwise be paid under the Acquisition Agreement in respect of the Appraisal Shares shall be included in the amount and percentage of the Equity Contribution from and after the Closing Date as if such amount was funded in cash (with it being understood that, on or prior to the date of the final resolution of all such appraisal rights, the lesser of (a) the amount necessary to satisfy such appraisal rights in full and (b) an amount equal to the full amount committed under such equity commitment letters and/or the face value of any such letters of credit shall be funded, directly or indirectly, in cash to a newly formed limited liability company organized under the laws of the United States or any state thereof and an indirect subsidiary of the Target that is the borrower under the Revolving Facility and the Initial Term Facilities (the “Borrower”) in the form of common equity or preferred equity that ranks junior or pari passu to the Preferred Equity such that the aggregate initial stated value of Preferred Equity issued shall not exceed $750 million); provided, further that, the Sponsor will control a majority of the voting equity of the Issuer as of the Closing Date.

c)

The Borrower will obtain (i) up to $4,250 million under a senior secured term loan A- facility (the “Initial Term A Facility”) described in the Debt Commitment Letter, (ii) up to $2,750 million under a senior secured term loan B facility described in the Debt Commitment Letter (the “Initial Term B Facility”), (iii) up to $250 million under a senior secured revolving credit facility described in the Debt Commitment Letter (the “Revolving Facility”) and (iv) a senior secured 364-day term loan facility described in the Debt Commitment Letter (the “Margin Bridge Facility” and, collectively with the Initial Term A Facility and the Initial Term B Facility, the “Initial Term Facilities”; the Initial Term Facilities and the Revolving Facility, collectively, the “Credit Facilities”) in an aggregate principal amount of up to (A) $1,500 million minus (B) the aggregate principal amount of any loans funded under the Margin Bridge Facility on the Closing Date.

d)

The Margin Loan Borrower (as defined in the definitive documentation for the Margin Loan Facility) will seek to obtain up to $1,500 million under a margin loan facility described in the Debt Commitment Letter (the “Margin Loan Facility” and, together with the Credit Facilities, the “Facilities”).

e)

All principal, accrued, but unpaid interest, fees and other amounts (other than contingent obligations not then due and payable) outstanding on the Closing Date under the First Lien Credit Agreement, dated as of May 6, 2014 (as amended and restated by Amendment No. 5, dated as of May 18, 2018, and as further amended, supplemented or otherwise modified from time to time, the “Existing Wildcat Credit Agreement” and, together with the Existing Tiger Credit Agreement, the “Existing Credit Agreements”), by and among the WME IMG Holdings, LLC, William Morris Endeavor Entertainment, LLC, as borrower, IMG Worldwide Holdings, LLC, as co-borrower, the lenders from time to time party thereto, JPMorgan Chase Bank, N.A., as administrative agent, and the other parties thereto, shall be repaid in full in connection with, and substantially concurrently with the closing of, the Transactions, and all commitments to lend and guarantees and security in connection therewith shall have been terminated and/or released or customary arrangements for such termination and/or release have been agreed upon with the administrative agent (the “Refinancing”).

f)

The proceeds of the Equity Contribution (including the Preferred Equity Issuance), the Facilities and/or a portion of the cash on hand at the Target and its subsidiaries on the Closing Date will be applied to pay (i) the Acquisition Consideration, (ii) the Refinancing and (iii) the fees and expenses incurred in connection with the Transactions (such fees and expenses, the “Transaction Costs”, and the amounts set forth in clauses (i) through (iii) above, collectively, the “Acquisition Funds”).

The transactions described above (including the payment of Transaction Costs) are collectively referred to herein as the “Transactions”.

Exhibit B

Project Wildcat

Preferred Equity

Summary of Principal Terms and Conditions

Issuer:	Endeavor Group Holdings, Inc. (the “Issuer”)

Purchasers of the Preferred Equity:	PEV Onshore Holdings 2036 LLC, PEV Offshore Holdings 2014 LP, PEV SB Employee Onshore Aggregator II LLC, and PEV SB Employee Offshore Aggregator II LP (each a “Purchaser” and collectively, the “Purchasers”).

Preferred Equity to be Purchased:

Up to an aggregate amount of 50,000 shares of a single class of Series A Preferred Stock of the Issuer (the “Preferred Equity”), with the Stated Value (as defined below) of $1,000 per share and an initial aggregate Stated Value of up to $50.0 million.

The Purchased Shares shall form and be part of a single series of Preferred Equity of up to an aggregate of 750,000 shares of Preferred Equity to be issued on the Issue Date pursuant to an existing commitment letter entered into by the Issuer and two purchasers thereof (the “Existing Purchasers”).

OpCo Preferred Equity:	On the Issue Date (as defined below), Endeavor Operating Company LLC (“EOC”) shall issue to Endeavor Manager, LLC (“Manager”) or reclassify existing common units of EOC held by Manager into, in each case, a single class of preferred equity units of EOC (the “Mirror Units”), with the foregoing resulting in Mirror Units in the same number, amount of initial stated value and which shall otherwise have economic terms consistent with that of the Preferred Equity. Any proceeds attributable to the Mirror Units received by the Manager shall be applied on a dollar for dollar basis to redeem the Preferred Equity and the Mirror Units may not at any time be transferred by the Manager.

Ranking:	The Preferred Equity, with respect to dividend rights and rights upon the Issuer’s liquidation, winding up or dissolution, will rank senior to all other equity interests of the Issuer.

Issue Date:	If the Closing of the portion of the Preferred Financing for which the Purchasers have provided a Commitment occurs, the Preferred Equity to be purchased by the Purchasers will be issued on the closing date of the Acquisition (such date of issuance, the “Issue Date”), conditioned upon the occurrence of the Ratings Event and the satisfaction or waiver by Purchasers of the conditions set forth in Exhibit C.

Dividends:

Dividends will accrue and accumulate on a daily basis in arrears from the Issue Date at an annual rate equal to the Preferred Dividend Rate (as defined below) on the Stated Value of the Preferred Equity outstanding from time to time, whether or not declared and paid, and if not declared and paid, will accrue and be compounded semi-annually in arrears (such compounded dividends, the “Compounded Dividends”) on dividend payment dates to be mutually agreed upon by the Issuer and the Purchasers (each such date, a “Dividend Payment Date”). Unless otherwise elected by the Issuer, dividends on the Preferred Equity will not be paid in cash and instead will continue to accrue and be compounded in arrears on each Dividend Payment Date. Dividends (other than Compounded Dividends, which will be redeemable solely in accordance with “Optional Redemptions” and “Mandatory Redemptions” below) will be payable, at the election of the Issuer, in cash at any time, when, as and if declared by the board of directors of the Issuer or any authorized committee thereof. For the avoidance of doubt, declared dividends can only be paid in cash.

“Preferred Dividend Rate” means 14.00% per annum from the Issue Date to the 8th anniversary of the Issue Date, increasing by 100 basis points per annum beginning on the 8th anniversary of the Issue Date and an additional 100 basis points on each anniversary of the Issue Date thereafter; provided that the Preferred Dividend Rate shall not at any time exceed 18.0% per annum (other than as a result of and upon the occurrence of an Event of Default).

“Stated Value” means, at any date of determination and with respect to each outstanding share of Preferred Equity, the sum of (i) $1,000 (adjusted as appropriate in the event of any stock dividend, stock split, recapitalization or combination with respect to the Preferred Equity), plus (ii) the aggregate Compounded Dividends with respect to such share as of the date of determination.

Maturity:	Perpetual.

Optional Redemption:	The Issuer may, at its option on any one or more dates after the Issue Date (any such date, a “Redemption Date”), redeem the Preferred Equity, in whole or in part, in cash at the Redemption Price (as defined below).

“Redemption Price” means, with respect to any share of Preferred Equity at any Redemption Date:

(a) with respect to any Redemption Date occurring prior to the First Call Date, an amount per share equal to (A) the sum of (i) the Stated Value as of such Redemption Date and (ii) the Make-Whole Amount as of such Redemption Date, with this clause (ii) discounted to the present value as of the Redemption Date using an annual discount rate (applied quarterly) equal to the rate on U.S. Treasury notes with a maturity closest to the First Call Date plus 50 basis points, plus (B) the aggregate accumulated and unpaid dividends (other than the Compounded Dividends) up to, but excluding, the Redemption Date; and

(b) with respect to any Redemption Date occurring on or after the First Call Date, an amount per share equal to the (i) Stated Value, multiplied by the applicable Redemption Percentage, plus (ii) the aggregate accumulated and unpaid dividends (other than Compounded Dividends), up to, but excluding, the Redemption Date.

“Make-Whole Amount” means, with respect to any redemption of any share of Preferred Equity prior to the 24-month anniversary of the Issue Date (the “First Call Date”), an amount equal to the sum of (I) the remaining dividends that would accrue on such share of Preferred Equity being redeemed from the Redemption Date to the First Call Date, plus (II) the premium portion of the Redemption Price (i.e., such portion that is above par) that would be payable on the First Call Date in respect of the Preferred Equity being redeemed, assuming that, for purposes of calculating clauses (I) and (II), that such share of Preferred Equity were to remain outstanding through the First Call Date (including any applicable deemed accumulation and compounding of dividends during such period), and then be redeemed on the First Call Date.

“Redemption Percentage” means (a) beginning on the First Call Date and until the one-year anniversary of the First Call Date, 102.0% and (b) thereafter, 100%.

Mandatory Redemption:	In the event of (i) the occurrence of a Change of Control (as such term shall be defined and to be based on clause (b) of the corresponding definition in the Credit Agreement dated as of August 18, 2016 among Zuffa Guarantor, LLC, UFC Holdings, LLC, as the borrower, Goldman Sachs Bank USA, as administrative agent, and the other parties thereto, as amended (but with the deletion of clause (b) of the defined term

“Sponsor”), and consistent with such definition in the credit agreement to be entered into on or around the Issue Date (the “New Credit Agreement”) but shall require that the Issuer at all times (a) own, directly or indirectly, 100% of the equity interests of Manager and (b) control the majority of the voting interests of EOC), (ii) the consummation of an IPO (as defined below), or (iii) any voluntary or involuntary bankruptcy, liquidation, dissolution or winding up of the Issuer or the Borrower, then all outstanding Preferred Equity shall be redeemed for cash at a price per share equal to the applicable Redemption Price as of such Redemption Date.

An “IPO” means the consummation of any transaction resulting in the common equity interests of the Issuer, a parent entity or a subsidiary thereof, or a successor of the Issuer, becoming listed on the New York Stock Exchange, the NASDAQ Global Market or other internationally recognized stock exchange or similar market including via a consummated bona fide initial underwritten public offering, direct listing or consummation of a merger or acquisition by a publicly listed special purpose acquisition vehicle.

Documentation:	The Preferred Equity issued on the Issue Date will be purchased by the Purchasers pursuant to a purchase agreement to be mutually agreed between the Issuer and the Purchasers (the “Purchase Agreement”), including representations and warranties substantially consistent with the New Credit Agreement, with such changes as are appropriate for a preferred equity purchase agreement (which shall include, among others, representations as to the capitalization of the Issuer, no registration of the Preferred Equity, due authorization, valid issuance of the Preferred Equity, tax status of the Issuer as a corporation and non-United States real property holding corporation status of the Issuer) and the Preferred Equity will be issued pursuant to a Certificate of Designations (together with the Purchase Agreement, the “Preferred Equity Documentation”). Without limitation of the foregoing, the Preferred Equity Documentation will include certain customary rights for holders sufficient for each holder to comply with the legal and regulatory requirements to which it is subject with respect to: (i) such holder’s use of the Issuer’s name in connection with advertising, marketing or publicity, subject to customary limitations, (ii) transfers by the holder in connection with legal or regulatory matters and (iii) acknowledgments by the Issuer that (x) the Issuer and the holder have no fiduciary relationship and (y) the holder’s investment in the Preferred Equity does not restrict any of the holder’s or its affiliates’ business activities, subject to customary carveouts, in each case of clauses (i) through (iii), as reasonably requested by such holder.

Information Rights:	The Certificate of Designations will include such information rights as is consistent with the New Credit Agreement, but with such modifications for a preferred equity security, including that (i) audited annual financial statements of the Borrower shall be delivered within 120 days (or, in the case of the first fiscal year ending after the Closing Date, 150 days) of the last day of each fiscal year, (ii) unaudited quarterly financial statements of the Borrower shall be delivered within 60 days (or, in the case of the first three fiscal quarters ending after the Closing Date, 90 days) of the last day of each of the first three fiscal quarters and (iii) prior to an IPO, the Borrower shall deliver an annual budget within the time period required for delivery of audited annual financial statements; provided that the financials referred to in clauses (i) and (ii) shall include such information that explains in reasonable detail, the material differences, if any, between the information relating to the Borrower and its consolidated subsidiaries on the one hand, and the Issuer and its consolidated subsidiaries on a standalone basis, on the other hand;

Remedies to Holders:

If an Event of Default (to be defined in a manner consistent with the New Credit Agreement as in effect on the Issue Date, but as applied to the definitive documentation for the Preferred Equity and with customary modifications for a preferred equity security to be mutually agreed among the Issuer and the Purchasers) occurs, the Preferred Dividend Rate shall increase by 2.00%.

The Certificate of Designations shall include customary remedies in the event of any breach, including specific performance and all other available remedies under equity and law, and nothing in the foregoing paragraph shall be deemed to limit the ability of a holder of Preferred Equity to exercise such remedies.

Voting Rights:	The holders of Preferred Equity will not have any voting or consent rights; provided, however, that so long as any Preferred Equity remains outstanding, unless a greater percentage is then required by law, the Issuer will not, without the affirmative vote or consent of the Holder Majority (as defined below), (x) amend, restate, supplement, alter, modify, repeal, waive or change the terms, designations, preferences, rights, privileges or powers of, or the restrictions provided for the benefit of, the Preferred Equity, (y) effect any binding exchanges, conversions or reclassifications of the Preferred Equity or the Mirror Units or (z) amend, restate, modify or change the terms of (or otherwise permit the amendment, restatement modification or change of the terms of) the organizational documents of the Issuer or EOC in a manner that results in a disproportionate and adverse effect on the holders of Preferred Equity in any material respect; provided, that, the Certificate of Designations shall include customary minority protections, requiring the affirmative written consent of the affected holder of shares of Preferred Equity in order to amend, restate, supplement, alter, modify, repeal, waive or change the Stated Value, the dividend rate, the timing of payment of dividends and the definition of Redemption Price with respect to such share of Preferred Equity; provided further, for the avoidance of doubt, that after the Closing any issuance of preferred equity (including any preferred equity ranking pari passu with or senior to the Preferred Equity) made in compliance with the debt incurrence covenant shall not require any affirmative vote or consent of any holder of the Preferred Equity.

“Holder Majority” means holders of a majority of the outstanding Preferred Equity, provided, that each of the Existing Purchasers must be included in any such majority (on a separate and not joint basis) so long as such Existing Purchaser or any transferee thereof (to which the Preferred Equity has been transferred in compliance with the terms of the Preferred Equity Documentation) holds as of the applicable date of determination not less than 50.1% of the sum of (i) the Stated Value of the Preferred Equity purchased by such Existing Purchaser on the Closing Date less any Preferred Equity that has been redeemed by the Issuer from such Purchaser or transferee, as applicable, and (ii) the aggregate Compounded Dividends with respect to such Preferred Equity referred to in clause (i) as of the date of determination; provided that (x) with respect to any of the Existing Purchasers, only such Existing Purchaser or any transferee thereof (but not both) shall be required to constitute a Holder Majority at any given time and (y) there shall be no more than two holders at any given time who must be required to be included in the Holder Majority.

Negative Covenants:	The Preferred Equity Documentation will include customary negative covenants applicable to the Issuer and its restricted subsidiaries that shall be substantially consistent with (but no more restrictive) than those contained in the New Credit

Agreement as in effect on the Issue Date, with a 25% “cushion” for all baskets (but not for ratios) and with the following exceptions:

(a)   with respect to the debt incurrence covenant, incurrence shall be limited to (i) the “Total Leverage Ratio” test pursuant to which the Issuer and its restricted subsidiaries may incur or issue an unlimited amount of indebtedness and preferred equity interests so long as pro forma for such incurrence, the Total Leverage Ratio (which shall be defined in a manner consistent with the New Credit Agreement as in effect on the Issue Date, but shall give effect to the Stated Value of the Preferred Equity (but excluding any Compounded Dividends), and the liquidation preference of any preferred equity interests that are senior to or pari passu with the Preferred Equity or disqualified equity interests of the Issuer and its restricted subsidiaries, in each case, excluding any compounded dividends accruing at a rate of up to 14% per annum that are paid or payable in-kind) does not exceed 9.00:1.00 (it being understood that the foregoing shall not apply to indebtedness under a revolver or other working capital facility or any purchase money indebtedness (including financing lease obligations)) and (ii) customary non-dollar and non-ratio based baskets (other than debt for borrowed money) consistent with the New Credit Agreement as in effect on the Issue Date;

(b)   the restricted payments covenant shall prohibit (i) any “in-kind distributions” by the Issuer and its subsidiaries and (ii) the making of any dividend, distribution or redemption that is paid in cash in respect of shares of common equity, as a class, of the Issuer or any of its subsidiaries pursuant to the “builder basket”, the unlimited ratio basket or the general restricted payments basket shall be subject to the requirements under the section titled “RP Offer Amount”; and

(c)   limitations to be mutually agreed between the Issuer and the Purchasers with respect to the Issuer or any of its subsidiaries pursuing any business activity in the gaming industry that would require the holders of the Preferred Equity or of any of their respective affiliates or employees to comply with licensing requirements or requirements for invasive or burdensome disclosure of private financial or personal information, or that would impose any burdensome regulatory obligation or constraints on the holders or their respective affiliates or employees.

For the avoidance of doubt, (x) except as set forth above, the restricted payments covenant shall include all baskets, ratios and exceptions as set forth in the New Credit Agreement as in effect on the Issue Date, with a 25% “cushion” for all baskets (but not for ratios) and (y) the Issuer shall be permitted to designate subsidiaries as “unrestricted subsidiaries” subject only to certain requirements which shall be consistent with those set forth in the New Credit Agreement.

RP Offer Amount:	In the event of any proposed dividend, distribution or redemption that is paid in cash with respect to shares of common equity, as a class, of the Issuer or any of its subsidiaries to be made in reliance upon the “builder basket”, the unlimited ratio basket or the general restricted payments basket, the contemplated amount of such dividend, distribution or redemption (or, if less, the amount of the Stated Value of the then outstanding Preferred Equity) (the “RP Offer Amount”) shall first be offered to the holders of Preferred Equity to redeem at par the then outstanding Preferred Equity at the then current Stated Value thereof on a pro rata basis; provided that (x) such holders may elect to receive all or any part of their pro rata amount of such RP Offer Amount and (y) any declined amounts shall be offered to accepting holders (based on their pro rata share of such declined amounts) before such declined amounts may fund any redemption, distribution, payment or transfer of value to any holder of junior equity interests of the Issuer, the Manager or EOC.

Affirmative Covenants:	The Certificate of Designations will contain affirmative covenants with respect to maintenance of existence, compliance with laws and payment of taxes, which shall be substantially consistent with (but no more restrictive) than those to be contained in the New Credit Agreement as in effect on the Issue Date, with such modifications as are customary for a preferred equity security to be mutually agreed among the Issuer and the Purchasers.

Limits on Transferability:	At any time from and after the Issue Date, Preferred Equity may be transferred only with the Issuer’s prior written consent, subject to customary exceptions for (i) transfers by any Purchaser to its affiliates and related funds, excluding in any event any portfolio company of the Purchaser and its affiliates and related funds and (iii) pledges in connection with bona fide fund level indebtedness. Each Purchaser shall be permitted to transfer its Preferred Equity without notice or consent being required to any person upon any failure of the Issuer to comply with its obligations under “Mandatory Redemption” above, or any voluntary bankruptcy, liquidation, dissolution or winding up of the Issuer or the Borrower.

Notwithstanding anything to the contrary herein, from and after the fifth anniversary of the Issue Date, the Preferred Equity may be transferred without notice or consent being required to a “qualified institutional buyer” as defined pursuant to Rule 144A promulgated under the Securities Act of 1933, as amended.

Governance Rights:	None pursuant to the Purchase Agreement or Certificate of Designations. The foregoing shall not impact or affect any governance rights that the Purchasers may have as set forth in any other documentation.

Registration Rights:	None.

Preemptive Rights:	None.

Applicable Law:	As to the Certificate of Designations: Delaware.

As to the Purchase Agreement: New York.

Tax Provisions:

From and after the Closing Date, the Issuer will be treated as a domestic C corporation for U.S. federal income tax purposes and will not take any action that would cause it not to be a domestic C corporation for U.S. federal income tax purposes or could otherwise cause any holder of the Preferred Equity (each, a “Holder” and, collectively, the “Holders”) to own an interest in an entity that is not a domestic C corporation for U.S. federal income tax purposes, in each case without the consent of each of the Holders, which consent may be withheld in a Holder’s sole discretion.

The Preferred Equity Documentation will include provisions reflecting the parties’ intent that (i) the Preferred Equity is intended to be treated as equity (and not debt) for U.S. federal income tax purposes, (ii) Holders shall not be required to include in income as a dividend for U.S. federal income tax purposes any amounts in respect of the Preferred Equity unless and until such dividends are declared and paid in cash, and (iii) any redemption of the Preferred Equity from a Holder thereof, whether in part or in full, qualifies as a sale or exchange of such Preferred Stock pursuant to Section 302 of the Code and not as a distribution for U.S. federal income tax purposes. The Issuer will, and will cause any paying agent or other agent of the Issuer to, report consistently with, and take no positions or actions inconsistent with (including on any IRS Form 1099 or any other information return or by way of withholding), the intended tax treatment set forth in the preceding clauses (i) through (iii) (the “Intended Tax Treatment”) unless otherwise required by a change in law or a final determination of a taxing authority which, in each case, is binding on the Issuer.

The Issuer will represent that it is not, and does not anticipate becoming, a United States real property holding corporation (“USRPHC”) within the meaning of Section 897(c)(2) of the Code. The Issuer shall (a) provide to any Holder, within ten (10) days of such Holder’s written request, (i) a certification that the Preferred Equity does not constitute a “United States real property interest”, in accordance with Treasury Regulations Section 1.897-2(h)(1) or (ii) written notice of its legal inability to provide such a certification and (b) in connection with the provision of any certification pursuant to the preceding clause (a)(i), comply with the notice provisions set forth in Treasury Regulations Section 1.897-2(h). In the event the Issuer becomes aware of any facts or circumstances that could reasonably be expected to cause it to become a USRPHC, the Issuer shall promptly notify the Holders.

The Issuer shall provide any information reasonably requested by the Holders to enable the Holders (and their direct or indirect equity owners) to comply with their U.S. federal income tax reporting and withholding obligations, including, but not limited to, an estimate or determination (and accompanying certification in accordance with Treasury Regulations Section 1.1441-3(c)(2)(ii)(A)) of the amount of the Issuer’s current and accumulated earnings and profits in any taxable year where such estimate or determination is relevant to determining the amount (if any) of any distribution or deemed distribution received by the Holders from the Issuer that is properly treated as a dividend for U.S. federal income tax purposes.

Each Purchaser will provide (i) an IRS Form W-9 or (ii) IRS form W-8 claiming a complete exemption from U.S. withholding tax on dividends. Subject to compliance with the Intended Tax Treatment, the Issuer (and any other applicable withholding agent) may deduct and withhold any amounts required to be deducted and withheld under applicable law with respect to the Preferred Equity (and may set off any such amounts required to be withheld against any dividends or other payments on the Preferred Equity).

Fees and Expenses:	The Preferred Equity Documentation will contain expense reimbursement and indemnity provisions substantially consistent with the Commitment Letter.

Exhibit C

Project Wildcat

Preferred Commitment Letter

Summary of Additional Conditions1

The funding of the Preferred Financing by the Purchasers on the Closing Date is subject solely to the satisfaction or waiver by the Purchasers of the applicable conditions set forth in the section entitled Conditions in the body of the Commitment Letter and the following conditions (subject in all respects to the Limited Conditionality Provisions):

1. Since the date of the Acquisition Agreement, no Material Adverse Effect (as defined in the Acquisition Agreement as in effect on the Signing Date) shall have occurred and be continuing that would result in the failure of a condition precedent to your obligation to fund the Acquisition under the Acquisition Agreement or that would give you the right (taking into account any notice and cure provisions) to terminate your obligations pursuant to the terms of the Acquisition Agreement.

2. The Acquisition shall have been consummated, or substantially simultaneously with the purchase of the Preferred Financing and the initial borrowings under the Facilities, shall be consummated, in all material respects in accordance with the terms of the Acquisition Agreement, after giving effect to any modifications, amendments, consents or waivers by Buyer (or any of its affiliates) thereto, other than those modifications, amendments, consents or waivers by Buyer (or its affiliate) that are materially adverse to the interests of the Purchasers in their capacity as such when taken as a whole (it being understood that any modification, amendment, consent or waiver to the definition of Material Adverse Effect shall be deemed to be materially adverse to the interests of the Purchasers), unless consented to in writing by the Purchasers (such consent not to be unreasonably withheld, delayed or conditioned); provided that the Purchasers shall be deemed to have consented to such amendment, supplement, waiver or modification unless they shall object in writing thereto within three business days of being notified or otherwise becoming aware of such amendment, waiver, modification, consent or waiver being delivered; provided, further, that, any dispositions permitted under the Acquisition Agreement shall not be deemed materially adverse to the interests of the Purchasers in their capacity as such, whether taken individually or in the aggregate; provided, further, that without limiting any other rights and/or obligations of this Exhibit C, any modification, amendment or express waiver or consents by Buyer (or its affiliate) that results in (a) a reduction in the Acquisition Consideration shall not be deemed to be materially adverse to the Purchasers if such reduction is applied (i) first to reduce the Equity Contribution to 35.0%, subject to the Minimum Common Equity Contribution of at least 30.0% and (ii) thereafter, (I) 65.0% to reduce the Initial Term A Facility until the amount of commitments in respect of the Initial Term A Facility is $0, and thereafter to reduce the amount of commitments in respect of the Initial Term B Facility and the Margin Bridge Facility and (II) 35.0% to reduce the Equity Contribution, subject to the Minimum Common Equity Contribution

[1]

All capitalized terms used but not defined herein shall have the meaning given them in the Commitment Letter to which this Exhibit C is attached, including Exhibits A and B thereto. In the case of any such capitalized term that is subject to multiple and differing definitions, the appropriate meaning thereof in this Exhibit C shall be determined by reference to the context in which it is used.

of at least 30.0% and (b) an increase in the Acquisition Consideration shall be deemed to be materially adverse to the Purchasers. Any reduction in the amount of the Equity Contribution shall be pro rata among the components of common equity contribution and the Preferred Equity or, at the option of the Purchasers, shall reduce only the common equity contribution.

3. Confirmation from you that the Common Equity Contribution shall have been made, or substantially simultaneously with the funding of the Preferred Financing, shall be made, in at least the amount set forth in Exhibit A to the Commitment Letter.

4. (a) Substantially simultaneously with the initial borrowing under the Term Facilities and the consummation of the Acquisition, the Refinancing shall be consummated and (b) the borrowing of the Facilities shall have been made, or substantially simultaneously with the funding of the Preferred Financing, shall be made, in an aggregate amount not to exceed that which is set forth with respect to the Facilities on Exhibit B of the Commitment Letter.

5. The Purchasers shall have received (a) audited consolidated balance sheets of the Target and its consolidated subsidiaries as at the end of, and related consolidated statements of operations, comprehensive income (loss), redeemable interests and shareholders’/member’s equity and cash flows of the Target and its consolidated subsidiaries for, the two most recently completed fiscal years ended at least 120 days prior to the Closing Date and (b) unaudited condensed consolidated balance sheets of the Target and its consolidated subsidiaries as at the end of, and related unaudited condensed consolidated statements of operations, comprehensive income (loss), redeemable interests and shareholders’/member’s equity and cash flows of the Target and its consolidated subsidiaries for, each subsequent fiscal quarter (other than the last fiscal quarter of the fiscal year) of the Target and its consolidated subsidiaries subsequent to the last fiscal year for which financial statements were prepared pursuant to the preceding clause (a) and ended at least 60 days before the Closing Date (in the case of this clause (b), without footnotes). The Purchasers hereby acknowledge (x) receipt of the audited financial statements referred to in clause (a) above for the fiscal years ended December 31, 2021, December 31, 2022 and December 31, 2023, (y) receipt of the unaudited financial statements referred to in clause (b) above for the three months ended March 31, 2024 and (z) that the public filing by the Target with the Securities and Exchange Commission of any required audited financial statements on Form 10-K or required unaudited financial statements on Form 10-Q, in each case, will satisfy the requirements under clause (a) or (b), as applicable, of this paragraph.

6. The Closing Date shall have occurred on or before the Expiration Date.

7. The Purchasers shall have received at least three business days prior to the Closing Date, all documentation and other information about Holdings, the Borrower and the Issuer that shall have been reasonably requested by the Purchasers in writing at least ten business days prior to the Closing Date and that the Purchasers reasonably determine is required by United States regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act, including, if the Issuer qualifies as a “legal entity customer” under the Beneficial Ownership Regulation (as defined below), a Beneficial Ownership Certification (as defined below) in relation to the Issuer. “Beneficial Ownership Certification” means a certification regarding beneficial ownership required by the Beneficial Ownership Regulation (as defined below), which certification shall be substantially similar in substance to the form of Certification Regarding Beneficial Owners of Legal Entity Customers included as Appendix A to the Beneficial Ownership Regulation. “Beneficial Ownership Regulation” means 31 C.F.R. § 1010.230.

8. Subject in each case to the Limited Conditionality Provisions, (a) the Specified Representations shall be accurate in all material respects; provided that, any Specified Representations qualified by materiality shall be, as so qualified, accurate in all respects, and (b) the Specified Acquisition Agreement Representations shall be accurate in all material respects provided that, any Specified Acquisition Agreement Representations qualified by materiality shall be, as so qualified, accurate in all respects.

9. Subject in all respects to the Limited Conditionality Provisions, (a) the execution and delivery by the Issuer of the Preferred Equity Documentation (as defined in Exhibit B to the Commitment Letter) which shall be in accordance with the terms of the Commitment Letter and the Term Sheet and (b) delivery to the Purchasers of the following (the “Closing Deliverables”): (i) customary legal opinions, customary officer’s closing certificates, organizational documents, customary evidence of authorization and good standing certificates in jurisdictions of formation/organization, in each case with respect to the Issuer and (ii) a solvency certificate, dated as of the Closing Date, after giving effect to the Transactions, substantially in the form of Annex II to this Commitment Letter, of a senior financial executive or officer of the Issuer (or, at the option of the Issuer, a third party opinion as to the solvency of the Issuer and its subsidiaries on a consolidated basis issued by a nationally recognized firm).

10. All fees required to be paid on the Closing Date pursuant to the Commitment Letter and reasonable out-of-pocket expenses required to be paid on the Closing Date pursuant to the Commitment Letter, to the extent invoiced at least three business days prior to the Closing Date (except as otherwise reasonably agreed by the Issuer), shall, upon the funding of the Preferred Financing, have been, or will be substantially simultaneously, paid (which amounts may be offset against the proceeds of the Preferred Financing).

Annex I

Closing Payment

The Closing Payment payable to each of the Purchasers shall be equal to 2.00% of the amount of each Purchaser’s Commitment that is funded on the Closing Date.

Annex I-1

Annex II

Solvency Certificate

[    ], 202[ ]

This Solvency Certificate (this “Certificate”) is delivered pursuant to Section [ ] of the Purchase Agreement, dated as of [    ] (as amended as of the date hereof, and as it may be further amended, supplemented or otherwise modified, the “Purchase Agreement”), by and among [    ] (the “Issuer”) and [    ], a [    ]. Unless otherwise defined herein, capitalized terms used in this Certificate shall have the meanings set forth in the Purchase Agreement.

I, [    ], the [    ] of the Issuer, in that capacity only and not in my individual capacity (and without personal liability), DO HEREBY CERTIFY on behalf of the Issuer that as of the date hereof, and based upon facts and circumstances as they exist as of the date hereof (and disclaiming any responsibility for changes in such facts and circumstances after the date hereof), that:

1. For purposes of this certificate, the terms below shall have the following definitions:

(a) “Fair Value”

The amount at which the assets (both tangible and intangible), in their entirety, of the Issuer and its subsidiaries taken as a whole would change hands between a willing buyer and a willing seller, within a commercially reasonable period of time, each having reasonable knowledge of the relevant facts, with neither being under any compulsion to act.

(b) “Present Fair Salable Value”

The amount that could be obtained by an independent willing seller from an independent willing buyer if the assets of the Issuer and its subsidiaries taken as a whole are sold with reasonable promptness in an arm’s-length transaction under present conditions for the sale of comparable business enterprises insofar as such conditions can be reasonably evaluated.

(c) “Liabilities”

The recorded liabilities (including contingent liabilities that would be recorded in accordance with GAAP) of the Issuer and its subsidiaries taken as a whole, as of the date hereof after giving effect to the consummation of the Transactions, determined in accordance with GAAP consistently applied.

(d) “Will be able to pay their Liabilities as they mature”

As of the date hereof, the Issuer and its subsidiaries on a consolidated basis taken as a whole will have sufficient assets and cash flow to pay their Liabilities as those liabilities mature or (in the case of contingent Liabilities) otherwise become payable, in light of business conducted or anticipated to be conducted by the Issuer and its subsidiaries as reflected in the projected financial statements and in light of the anticipated credit capacity.

Annex II-1

(e) “Do not have Unreasonably Small Capital”

The Issuer and its subsidiaries on a consolidated basis taken as a whole after consummation of the Transactions is a going concern and has sufficient capital to reasonably ensure that it will continue to be a going concern immediately following the consummation of the Transactions. I understand that “unreasonably small capital” depends upon the nature of the particular business or businesses conducted or to be conducted, and I have reached my conclusion based on the needs and anticipated needs for capital of the business conducted or anticipated to be conducted by the Issuer and its subsidiaries on a consolidated basis as reflected in the projected financial statements and in light of the anticipated credit capacity.

2. Based on and subject to the foregoing, I hereby certify on behalf of the Issuer that after giving effect to the consummation of the Transactions, it is my opinion that (i) the Fair Value of the assets of the Issuer and its subsidiaries on a consolidated basis taken as a whole exceeds their Liabilities, (ii) the Present Fair Salable Value of the assets of the Issuer and its subsidiaries on a consolidated basis taken as a whole exceeds their Liabilities; (iii) the Issuer and its subsidiaries on a consolidated basis taken as a whole do not have Unreasonably Small Capital; and (iv) the Issuer and its subsidiaries taken as a whole will be able to pay their Liabilities as they mature.

3. In reaching the conclusions set forth in this Certificate, the undersigned has made such investigations and inquiries as the undersigned has deemed appropriate, having taken into account the nature of the particular business anticipated to be conducted by the Issuer and the Subsidiaries after consummation of the transactions contemplated by the Purchase Agreement.

IN WITNESS WHEREOF, I have executed this Certificate as of the date first written above.

By:
Name:
Title: [Chief Financial Officer]

Annex II-2